
MISTERB&B
2021 Report

Dear investors,

In 2021, we have been able to slowly recover from Covid 19 despite the new waves that hit our industry. We have continued to carefully monitor our expenses. The past few months we didn't lose our DNA about helping the global LGBTQ+ community as we have been financially and operationally involved in helping LGBTQ+ refugees in Afghanistan and Ukraine. Thank you for supporting us in our mission to making the world a more better place for our community.

We need your help!

misterb&b is looking to increase its number of hosts (entire apartments, private rooms). If you are interested to list your place and connect with the global LGBTQ+ community, please feel free to do so by clicking on this link: https://www.misterbandb.com/how-to-host . You can also spread the word about it to your friends.

Sincerely,

Francois De Landes De Saint Palais d'Aussac
COO

Marc Dedonder
Chief content officer

Matthieu Jost
CEO

Our Mission

The driving mission behind misterb&b is to ensure all LGBTQ travelers and hosts can connect in real life and feel welcome everywhere. We started with short-term rentals and added LGBTQ friendly hotels thanks to the super successful 2019 Wefunder round. We want to be the go-to travel company for the LGBTQ community, where you read a city guide by a gay local, book a place to stay, and book all your tourist experiences, knowing that you're getting the safest travel experience out there.

See our full profile

How did we do this year?

Report Card

A-

The Good

Brand awareness so strong that we managed to burn little cash in marketing despite pandemic

Huge increase of organic traffic in volumes, helping the company become more profitable and less dependent on just paid marketing

Launch of unique loyalty program, to improve repeat business and bolster hotel bookings

The Bad

Growth slowed by more waves of Covid-19 & renewed travel restrictions

Difficult balance between cost control and investment needs forces to focus on some major tasks

Ever-increasing number of local regulations against STR create legal bottlenecks (= higher barrier to entry for competitors)

2021 At a Glance

January 1 to December 31

$1,485,312 +33%
Revenue

-$207,620
Net Loss

$0
Short Term Debt

$464,797
Raised in 2021

$2,408,899
Cash on Hand
As of 04/24/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

misterb&b empowers the LGBTQ community to travel more safely, feel welcome & get local insider tips wherever they go. We're the largest online community of LGBTQ travelers with 1 million accommodation providing a welcoming and safe environment in 200 countries (private rooms, appartements, LGBTQ friendly hotels). With more than $15M+ raised institutionally, we want to offer once again our loyal community and supporters the opportunity to own a part of the company.

The driving mission behind misterb&b is to ensure all LGBTQ travelers and hosts can connect in real life and feel welcome everywhere. We started with short-term rentals and added LGBTQ friendly hotels thanks to the super successful 2019 Wefunder round. We want to be the go-to travel company for the LGBTQ community, where you read a city guide by a gay local, book a place to stay, and book all your tourist experiences, knowing that you're getting the safest travel experience out there.

Milestones

SFO84, Inc was incorporated in the State of Delaware in March 2014.

Since then, we have:

- 1 million LGBTQ friendly accommodations in 200 countries
- 20% month over month growth thanks to the 2019 Wefunder round
- 1st LGBTQ app selected 2X by Apple as "App of the day" (2018 & 2019)
- $15M transaction volume in 2019. In 2020, we expected $30M with our new hotel offering, pre-COVID
- Joel Simkhai (Grindr founder, sold for $300M USD) early investor.
- Profitability planned in 2020 before Covid-19. Positive EBITDA in July 2020
- Rated 4.3/5 on Google Store & 4.7/5 on Apple Store

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $1,485,312 compared to the year ended December 31, 2020, when

had revenues of $1,405,312 compared to the year ended December 31, 2020, when the Company had revenues of $1,113,653. Our gross margin was 84.62% in fiscal year 2021, compared to 86.95% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $3,660,641, including $2,299,237 in cash. As of December 31, 2020, the Company had $3,351,482 in total assets, including $1,501,578 in cash.
- *Net Loss.* The Company has had net losses of $207,620 and net losses of $968,182 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $3,624,227 for the fiscal year ended December 31, 2021 and $3,143,723 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $674,475 in debt, $11,640,477 in equity, $906,229 in convertibles, and $1,139,500 in SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SFO84, Inc cash in hand is $2,408,899, as of April 2022. Over the last three months, revenues have averaged $214,000/month, cost of goods sold has averaged $26,000/month, and operational expenses have averaged $190,000/month, for an average burn rate of $2,000 per month. Our intent is to be profitable in 12 months.

Despite the Omnicron Covid waves that hit misterb&b in January and the War in Ukraine that slowed our bookings early March, we are definitely (and finally) seeing a rebound.

We definitively expect the company to continue to generate profits in the upcoming months.

We should definitively be profitable in 2022 depending on how Q4 will look like (covid19).

The company is well funded right now. We have cash in the bank through loans, profits and a Series A+ that occurred early 2022

Net Margin: -14% **Gross Margin: 85%** **Return on Assets: -6%** **Earnings per Share: -$8,650.83**

Revenue per Employee: $49,510 **Cash to Assets: 63%** **Revenue to Receivables: 434%** **Debt Ratio: 99%**

MBB_Consolidated_Financials_2021.pdf

2464 Investors

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Olivier J	Anton Marais	Andrew Douds	Jonathan Leonard	Robert Pesch	Duhen Florian	Sebastian Montiel
Scott Knapp	Frederick Van Wijk	Charles W Knaack	Jacky LECLERC	Daniel RAPON	Vincent James	Nicolas Fortuna
Timothy Roger Post	Darrius Upshaw	Darryl Shears	Ashfaque Omer	Dean Broadhurst	Frank Rossi	Terry F Robinson
Scott Rogers	Kai Hern How	Josef WOJTKOW	David Mesecher	John Hempstead	Frederic RENAUT	David Jackson
Dave Roberts	Mark Monaghan	Mark Danak	Edward Garcia	Walter Bowles	Michael Bennett	Robert Reynolds
Mark Terna	Cliff Beard	Robert Reeley	Roger Johnson	Nida Goulding	Dale Collings	Rodney Salvas
Mishaan Magan	Vance VOGEL	Edward Kendrick	Gilles Collong	Vagner De Moraes Perez	Ron Wallen	Lester Alan Smeal
Diego Fernandez Baca	David Drabkin	Michael Pool	Samuel Mayhue	Ed Stanton	Zachary Jacquez	Andrew, Jr. Morehead
Mario Marin	Joel Froding	Kevin Chung	Sapna Thapa	Cory Don Elrod	Ramon Garcia	Andrew Leibman Jr
Bryant Edwards	Julian Nanang Gani	Orlando Martinez	Kevin Krupa	Paul Nowak	Hong Chee WAH	Joel LOPEZ
Adam Lopez	Jason Irving Simmons	Peter Rosenberg	Castel PRALINE	Sudhir Popat	Nathan Greer	Clement DUBEROS
Jonathan Whitten	Ross Grubel	James Wilkins	Helen Ryan	Clyde Terry	Gary Cotterell	William T. Johnson
Stephan Judge	Kenneth Colangelo	Will Tatam	Joao Carlos Correia Marti...	Steve Guarnaccia	Michel Napoli	John Thackray
Nicholas Clark	Blerim Kukaqi	Jedadiah Jamerson	Christoph Wegener	Fernando Carreon	Brian Ziemba	Ronald F Martin
Felix Kuemmerli	Alan Winchell	Pravin MAURYA	Gianni Galli	Li Jia LONG	Davide Silvestre	Ariel Saliva
Michael Dubin	Gregory Hayes	Carlos Arias	Garry Staegemann	Howard Cunningham	Carl Fergus	Harald Breuer
Olivier Selles	Justin Weatherby	Kristopher Thompson	Dean Klassy	Thomas Valentino	Raymond Wiehe	Stephen Jefferson
Enrico Eastmond	Ken MacKenzie	Andrew Laird	Peter M. Cafaro	Anthony Siskos	Roberto Romero-Perez	Christopher Adam Abston
Nick Ly	Kevin Rowland	Michael Connolly	Michael Connolly	Mr Gavin McStay	Szkudlarek Gregory	Ron Alexander
Mark McMahon	Gerald Grant II	Kevin Hovis	Brandon Saiz	Duane Pulford	Samuel Hoffman	Kelly James Stutes
Rajiv Desai	Andrea Cavagnini	Tom De Blaes	Keith JOINER	Bryson Higgins Kelpe	Luis Balaguer	Roger Jerome
Angel Jova	Craig Kimbrough	Fabio GHERSINI	Mikkel C. Simonsen	Glenwood Bowser	Alexander Solovey	Xavier Lalizel
Sebastien TOMASI	Arnaud Houvet	Roman Sacharov	Adam Hurt	Judd Goldberg	Colin R HUNTER	Francisco Araiza
Fernando Ona	Thaddeus Norman	John Rothgerber	Calvin Smith	Mario Munoz	Edouard Primaux	Kevin Carbajal
Chad Townsend	Jesse Bernard	Donna Sapp	Juanito Ilagan	Paul R. Barnard	Alan Lessik	Juan German
Lorenzo Rodriguez Y Rios	Iqbal Haer	Choonsik Moon	Brent Lawrence	Romain Delebecque	Donald Garrett	Atif Javaid
Curtis Brown	Brian Causey	Charles Lee Johnson	Sumit Pokarna	Asim Naqvi	Tony Nelson Kadir	Walter Lewis

Donna N Goodwin	Lavone Fisher	Jayfarh Pour	Sebastian Felipe Ordonez...	Kendra Chapman	Roy Ofir	Cyrille Pertuisot
Hanif Javanmard Khamen...	Tika Dahal	Daren Christensen	Brian Tj Jackson	Kevin Moore	Martin Wagner	Shaun Brown
Nerinder Ajaj Biharie	Basil Fraser	Ravi Raj Akula	Eric Vickers	Mark W. Thompson	Joseph Brem	Euan Mancer
Nathan Webber	Benjamin Buaud	Jost Stephanie	Michel Vellard	Ryan Wu	Felix Tirado	Chin P Quek
Dan Hupkowicz	Lewis Tasker	Ram Bhattarai	Miguel Angel Diaz Castillo	David Ullmer	Roosevelt Scott	Pete John Buenafe
Nicolas Staelens	Iker Ibanez Banos	Prashant Shukla	Vadim Kudabaev	Paolo Vanoni	Latoya Godwin	Yiran Huang
Loic Martin	Sebastian Ricken	Harald Ober	Shannan Johns	David Pascoe	Andreas Kuoni	Nirmal Jayesh PATEL
Darien Hudson	J Orlando Santos	Boyan Velev	Adolfo Yee	Riccardo Vino	Pierre Clavens Jean MARIE	Roman Aguilar
Girard Bertrand	Ryan Smith	Michael R. Scullary	Ignacio Avila Jr	Ralf Schumacher	C R Ratliff	Nataraj Sindam
Armando Vera-Torres	Bernard JOYEUX	Mollie Ouma	Brad Huffman	Hall Billard	Eric Somuah	Emmanuel Dubois
Clayton Nottleman	Lisa Russell	Stephane Tezza	Joswe Lara	John Paul	Jaime Enrique Castro	Alexander Espenshade
Harvey Owen	Srinivas Muktha	John Newcombe	Timothy Chiu	Frederic CAZALES	Rudolph Mckinney	Nicholas Carre
Jan M Den Ouden	G Paul Kowal	Robert M. Robledo	Rudy Gizzi	Yoshihiko Ito	Manuel Osorio	Stephen A Wright
Nigel Locker	Carl Jurrjens	Matthew West	Paul Kenfield	Yus Ibrahim	Abdulla Aldilaijan	Alexander Cox
Anthony Albano	Eloim Ellis	Nguyen Quang Minh	Andrew Gillon	Ronald Mulder	Mark Bernstein	Mercedita Oducado
M William JOUVE	Kiat Lim	Laurent Totel	Bardoux Roger	Andres Campillo	Edward Keith Manson	Isabelle Jost
Steven DiFalco	James Sanford	Pierre SERNE	Alexander Delahoz	James Crouch	Martins De Barros	Wan Kar Keong
Mathieu Pattou	Ian Allan Anderson	Filipe Peerally	Kauffmann ETIENNE	Gary Nobel	Barry King	Tom Youkilis
Irene Nazareno	Epifanio Figueroa	Jost Denys	John Ordway	Brandon MANN	Alain CAILLAUD	Theodore Grant Bradpiece

Peter Brooks	Robert Brian Vohs	Baliram Patiram	Jean Manuel Viel	Sylvain Morel	Adelaide Kauffmann	Phil Hargreaves
Francisco Rojas Aleix	Davender Bhardwaj	Fritz Seelhofer	Gilles Mennegand	Alan Howard	Marius De Jager	Silvio Grasso
Giovani Alexander Alvarez	Thibaud BECHU	Daniel Smith	Saravanen KANNAN	Scott Lorsch	Johan Lotz	Steven Dick
Steven Gibbs	Alexander Fry	Joseph Sass	Stephen Nicholson	Brian Didsbury	Daniel Hanemann	Laurent Tomasini
Carl Zhou	Heriberto Gonzalez	Jeremie Vuillquez	Mario Leyva	Shinichi Otani	Richard Isom	David Pletcher
Kim Montgomery	Ben Bateman	Pierre Olivier Teissier-Cle...	Lamar Robinson	Shamal Waraich	Andy Kunci	Gavin Warrener
Rabeau Vincent	Ann Sullivan	Vince Lee	Joseph Housey III	Ahmad El Tannir	Larry Dobson	Angel Lopez
Alberto Grau Martins De ...	Peter Yates	Philippe Lauber	Michael L. Wiersma	Rodrick Ellis Loud DDS	Lim Choon How Jeremy	Mira Kracke
William Goff	Bruno MAESTRI	Jett Winders	Justin Nel	Francesco RELLINI	William Kaneversky	Cheng Chung CHI
Andre Jean REMY	Bence Kozma	Joseph Tanner	Morgan BERLANGA	Robert Lacy	Evgeny Boxer	Che Smith
Isaac Romanov	James Levi Justus	Gary Eugene Cooper	Mr. Randy Manaigre	Benjamin Develey	Patrick Savourey	Maclin BENOIT
Sara Wiedmaier	Eric Glunt	Richard Sleaver	Stephan Pochet	Mr Jeff WHYTE	John Egan	Javier Angel
Gawie Wolmarans	John Cross	Eric J Kist	Far Ann YESSOUFOU	Holger Gerd Koeckritz	Kelly Sherman	Rebecca Pascoe
John Williford	Shawna E Evans	Jess H.	Gabriel Lee	Jeff Bazer	Reinhard Haubner	Michael Benson
Marcelo Paulo Chueiri	Jose Martin Ramos-Bell	Jason Radlinger	Ariel Prado	Osmin Rosario	David Troxell	Andrew Bergeron
Lennon Pierre	Brian Oentoro	Scott Gericke	Brian J Douglas	Elton Diniz	Carlos Manuel Chavarri	Alan Lewis
Zhuoran Dai	Pai Hua WANG	Amanda Crenshaw	Eric SIMASIKU	Pablo Gutierrez	Jose Salvador	Nathan Moyes
Mark Dusseau	Matthias Ladwig	Tadgh Macaulay	Kevin Boteilho	Benjamin Wahlquist	Brian Ferree	John LaMarca
Mario M. Choi	Michael Gerlach	Scott Bilheimer	Nam Nguyen	Alan Weinstein	Steve Jones	Moe Al-Ali
Colin Mallinson	Kevin M Herington	John Brooks	Gerardo Boccara	Brandon Brown	Erik D Thrasher	Joseph Kenney
Alger Steenhuis	Stanley Chiu Wing LAM	Magnus Johann Cornette	Mark Holodnak	Steven Kwon	Frank Kane	John Naranjo
Leo McCormick	Kristian Robert Villafana	Eric Merlau	John Bellaire	James Simpson	Philip O'Neill	Keante Hendricks
Edward Arnold	Fernando Muniz	Steven A Lopez	Robin Lengton	Jamison Medrek	Varonier Stefan	Timothy Stephen Royer
Erasmo Leon	Jeffrey Nash	Theo Trapalis	Peter TOTH	Emmanuel Tourneret	Richard Haywood	Alexandra Duckett
Anubrata Banerjee	Michael Browne	Dominic Hoak	Michael L. Valenzuela	Jim Rickards	Ronald Mallard	R. Thorne
Willem Vandermaesn	Joe Warburton	Paul Welch	Jeffrey Clements	Amy Adams	Flavio Consalvi	Richard Palmer
Gabriel Schmidtke	Hector Salvador Lopez	Daniel Brown	Marylyn Fortson	Benjamin Robert Kittner	Michael P. Belmonte	Jason Wilson
Diane Korach	Rahul Mangal	David Belliveau	Otis Autrey Jr	Robert Baker	Guy Fitzsimmons	Michael Beauchamp
Trevor Lee	Thomas Dudenhoeffer	Pierre LANDY	Saverio Gigli	Maksims Jemeljanovs	Jeff Pagliei	Nicholas DaBella
Kevin Treco	Sam Poncot	Joseba Imanol Guesalaga...	Guillaume Leprince	Tomas Bily	Rodrigo Herzberg	E VDE

Luis E. Ortiz	Rob O'Donnell	Steve Stringfellow	Kenneth D. Dietz	Vincent Thomas	Nicholas Butler	Allen Lang
Michael Hubbard	Brad Wellens	Jasper Ankh	Thomas Wu	James MacArthur	Eric Wiggins	Warren S. Fourie
Graziano Merone	Christopher Garza	Gerald Wood	Kurt Zhong	Joshua Martin	Brandon Berg	Steven Campanelli
Massimiliano Freddi	Cesar BORJA	Steve Kimmey	Bryan Matson	Marco Curzel	Ryan Hanson	Jair VALENZUELA
Don E. Johnson	Gregory Merlin	Kevin D Owens	Andrew Plummer	Linda Sudduth	Ken Cuaderno	Delan Naidoo
Carlo COLOMBARINI	Ernest E Phinney	Brent Mickey	Bill Beck	Darby Jones	Ted Smiley	Michael Humphreys
Deverick Martin	Nefetari Mells	John Foster-Vinard	Daragh Bennett	Mats Goedknegt	Tyron N. Terry	Laneshia N
Krzysztof Wojtowicz	Richard Young	Kathy Miller	Emma Whalley-Hands	Michael Woloschinow	Terrence O James	Thomas Sitrin
Alexander Bogle	Hamilton Tyler	Louis Philippe MARTIM	Max Porcaro	Stephan Lehmann	Gertrude Denk	Guy Bernar
Louw De Witt	Carlos Kanamori	Vimeux Hochberg	Juan Pablo Palacio	Brian T. Stires	Freddy J Trujillo	John Tangco
Shalabh Bansal	Mark Kats	Derek Davis	Anthony John Newton	Alexander Ali Lajevardi	Scott Northrup	Brandon Seager
Debra Beasley	Zachery Oman	Daniel Holguin	Danny Lane	Michael Day	Jaem Prueangwet	Greg Rowley
Thomas C Hartman	Juan German	Nicolas LECOANET	Dae Bogan	Roosevelt Scott	Jesse Bernard	Alan James Christie
Trevor Lewis	Robert Mercado	Joseph Brady	Antonio Napolitano	Loquai Christophe	Syrina Foster	Blair Joseph Merriam
Ashton Murray	Kiku Serra	Rio Caceres	Brian Oper	Milton Hallin	Davin Hutcheson	Dean Muir
Kevin Taylor	Shayne MacLaren	Paul John Wright	Timothy Vandermause	Daniel Kim	Gustavo Trejo	Randy S King
David Epstein	Norman Sigler	Paul McHenry	Margarita Olmos	Paul Mayhook	Jeffrey Nichols	Marek Prachar
Lluis Sastre Vaquer	Paul Belanger	David Bugbee	Pierluigi Gianni Vecchi	Keith Pearson	Atul Gupta & Alan Gelman	Jeffrey Steinour
Jorge Lizon Ramon	Roderic David	Jim Davidson	Lou Gittler	Brian Jorgensen	Antoine Montgomery	John Ramirez
Joel Srour	Robert Keith	Manoj SUSARLA	Andrew Dena	Cosimo Anselmo	Amir Abouzalam	Patrick Buckley
Juho Ahlman	Janel Fletcher	Asaf Max	Manoj Kunchala	Caren Bolling	Bryan Dunham	Michael Escobar
John Studenka	Shannon Bowerman	Jerome Charlet	Deana Snyder	Joe Leone	James R Miller	Harry Wiley
Paul Bugeja	Stephen Nelson	Rahul Handa	Alexander Heinz	Deviprasad Mulluru	Marcus De Guzman	James Cameron
Suzanne Federico	William Corry	Craig Johnson	Don Uranker	Martha J. Rose	Elizabeth Pasternak	Matthew S LaValle
Jiang Yu	Marius Asifiwe	Ayana Cooper	Trent Moore	Carl Russo	Lawrence M Campana	John R Smith
Patrick O'Day	Daniel Blanco	Ricondo Crutchfield	Kenneth Taubenfeld	John ENRIQUEZ	Craig C. Kinsey	D. Beatrice Frias
N IRA J Kumar VERMA	Jose Luis Quiroga Garcia	Nathan Smith	Linda Archer Miller	Francis H Devine	William Bond	Devender Sadanala
Jay Graboff	Michael Barabash	Brandi Lopez	Wayne Pitter	Sebastien Moulin	Ainsley Cephas	Thomas Mayer
Muhammad Jazil	Sam Scalise	Jane Mackenzie	Meunier Fabrice	Mairon F BATISTA	William Winters	David Bradford
Jennifer Rockwell	Frank Tang	Kerry Knott	C David Weyman	Leana Rodriguez	Bradley Gallop	Thomas Durden
Bruce Custer	Rod Ciocho	Walter Rowntree	Justin D Bengry	Yulin Wright	Beverly Jenkins	Randel Thibodeaux
Carrick Sears	J. T.	Stan Neal	Ralph Garza	Mahesh Agrawal	Michael Lyons	Andrew G. Roots
Ntale Lukama	Cameron Constant	H. Prema	James R Anderson	Paulo Henrique De Lima Y...	Greg TURKO	Jean BOURCEREAU
Robet Anderson	Anton Grabovski	David Bohnett	Anton Georgiev Hristov	Christopher Felton	Vance VOGEL	Paul John Wright
Alexander Cox	Raymond M Conforti	Dan TRAN	Ananta P Khanal	Olivier Lacheze-Beer	Sulexan Chery	Eufred Houndegla
Richard Haywood	Zhengbin Xu	Christopher Jambor	Gary Vaughan	Alexander Fry	Jose Martin Ramos-Bell	Nathan Smith
Nicholas Rush	Kevin Kruger	Paul Caire	Luis Javier Alvarez	Juan Carlos Rosas	Sheldon E AUSTIN	Eddie Young
Stephen Dean Six	Mike Albar	Michael Benson	Richard Lawson	Elliot Kimelman	Sarah Bruno	Sean Brandel
Daniel Kim	Phyllis Hamm	Judah Greenberg	Jeannette Maya Romo	Harvey Kivel	Stephen Magee	Bruce Custer
Patrick O'Day	Michael Seidl	Fabien Ratisseau	Michael L. Valenzuela	Dale Collings	Michael Hill	Leraitre Alain
Jacobus Dirk Spreeuwen...	Edward Bobbett	Steven Kwon	Tennyson Lyttle	Jemal Earle	Belinda Watson	Lokesh Wuluvarana
Tyler La Fronz	Omar K Wills	Bardoux Roger	Michael Howkins	Richard Persaud	Bart Van Ree	Beverly Marable
Branden Lane	Brenden Darby	Andrew Bambury	William Richardson	Mark W. Thompson	Mark Brice	Chris Pettis
Stefan Eich	Eric Schreiber	Jason Golden	Michael Humphreys	Kelly Vielmo	Noah Williams	Andres De Artola
Luis Marques	Marcus Story	Holger Sprengel	Bryan E. Johnson	Vincent Y Coville	George Lasch	Jonathan Rabon
Richie Johnson	Cline Phillips	Peter Clifton	Shaka McGlotten	Keith Darnell Jones	John Maloni	Albertus LADENIUS
Gary Spondike	Dale N Tonkins	Connor Rubin	Adrian Gifford	John Luke Durbin	Randy Hayle	Wayne Warwick
Matthew Ellis	Matty Bracco	Griffin Quirk	Mark Terna	Donald Ragland	Vincent James	Ernst Novembre
Miguel Fabregas	William Jason Stanford	Kathy Gibson	Walter Rowntree	Michael Beauchamp	David Troxell	Yolanda Gardner

Jeffery Skaife	Ryan Hood	Jp REYNARD	Rabineau Christophe	Simon DIDIER	John Alston	Mark Wood
Phil Freed	Stephan Michael Maras	Jean Christophe DAUPHIN	Randal E. Fry	Philip R Smith	Paul Brown	Andre Linh RAOUL
Mark Koeck	Jesse Bernard	Elroy Quenroe	Graeme Wilkinson	Richard A Jones	Jesus Leija CASAS	Eleanor Vale Hargie
Eleanor Vale Hargie	James T Turpin	Nicholas Kouros	Florent Heurtier	Luc Lemmens	Mario Davila	Wislene Charles-Sims
Ramon Gonzalez	Kevin Pazar	Bryce Baker	John Worrell	William J SIMPLER	Troy Dreesman	Florentin BIZIEUX
Dina Snow	Jon Paul Parker	Rafael Escobedo	Patrick G Kiely	Hasani Adams	Robert Feiner	Eric Pfitzenmaier
Brian Blackwell	Daphne Slater-Yemofio	Benjamin Metzger	J. Katz	Robin Ruiz	Clifton Harris	Alan Izat
Alison Grace ALLEN	John Tangco	William Duffield	Paul Nowak	Jackie CLayton	Abdul Rahman Qrmli	Charles M. Seigel
Trent Presser	Christopher Dean	Jay P Dufrechou	Brian Bothwell	Jeremy Johnston	Heriberto Lausell Jr.	Praveen Rajendran
Liam Barrett	Jedadiah Jamerson	Jon McEwen	Matthew Hrna	Thomas Crawford	Juan Carreno Saenz	Jonathan Rick
Paul JONES	Clayton Cooper	Scott Barr	Christoph Nelles	Irwin Keller	Thomas Dale Vance	Alton S Fabre III
Richard Bauer	Vansit Vajrabukka	Greg Simons	Annette Malveaux	Guido J Cubellis	Leonidas Gonzalez	Devin Johnstone
James Girard	Edward B Creedon	Donatas Laurinaitis	Zackary Lyons	Jason William Cupp	Gregory Hinson	David Pavlik
Nelson Garcia	Guy De La Cruz	Denis SOUARES	Jarrett Oddo	Mel Castro	James Laurence Moore	Nicholas Bulmer
Christopher Atwood	Pierluigi Gianni Vecchi	John Rothgerber	Glyn Pritchard	Arjan Gramsbergen	Joseph Organ	Stephen Stott
Paul Sancedo	Matthew Giacheri	Justin Janavicius	David Chare	Patrick Faustin	Oscar Moreno Morales	John Deren Gibson
Paul Komaromi	Dhanasekaran Nagarajan	Camille Beydon	Christopher C Cole	Erik Mantsch	David Stockwell	Ahmed Alqaizi Alfalasi
Guillaume Pepin	Michael L. Wiersma	Wael Bittar	Delfido A Quinones	Jesus Galaz-Montoya	Arnaud DALLE	Jorg Bentele
Edward Wolf	Thomas Lander	Chua Cheng San Justin	Hasan Hasan	Crucific Siaz	Gaurav Jain	Christopher Hogg
King Long Lam	Brett Tollman	Samer Al Amad	John Kimball	Andrew Van SICKLE	Wayne Epps	Miguel Dos Santos
Thomas A Hardy	Corey Samuels	Edward Kreitman	Rodney Carvalho	Hoang Nguyen	Ronald Clark Webb	Daniel Martell
Robert J McCouch	Allan McGuy	Daniel M STARR	Charles Hooper	Eli Itah	Victor Lawrence	Yode Olubajo
Simon Rodriguez	Jason Lim	Keith LUTZ	Lance Hoagland	Rick Frazier	Chris RAMEY	Robert Fickel
William Ramirez	Omar Argueta	Robert Dinelli	Georgios Karathanasis	Douglas McDowell	Thierry DUBOST	Ketak Gupta
Aidan McKee	Stephen Leslie Newton	Willem Van Den Berg	Robert J Merck	IRA Geringer	Jacob J Fickel	Daniel Wilson
Tommie Wilson	Chih Hsiung Hua	Steven R Shappell	Richard Hinchman	Delbert Anthony	Jeffrey Saturno	Paul Kendrick
John Goss	Luke Rowland	Anthony Potter	Howard Owen	Neil Halson	Wei Ting Tsai	Efrain GARCIA
Ales Salokar	Marinus Jan Van Der Wiel...	Luong Van Ha	Sebastien Mazeres	Gregary Drinenko	Ian Moseley	Francesco Donolo
Jorge Lorenzo Vila	Henry Rogers	Alexander Fulton	Jorge Urias Pena Escajeda	Patrick Osborne	Chad E. E. Bratschi	Martin Koenig
F.A. Westhof	Harron James	Michael Young	Jose A	Dermot Newton	Bryan McColgan	James Michael Ashcraft
Lamin ANICET-HILAIRE	Peter Frank	Larry Winchowky	James Ramakers Van Pra...	Bashar A J ALBANOON	Dante Ramocan	Kevin Christensen
Gian Paolo Lombatti	Jonathan Duarte	Sibylle Hubert	Roger Sitrin	Stuart Mitchell	Wilmer Pereira	Blaine Bonham
Frederick Orval Washburn	Gary Carroll	Brian Dean	Michael Sklar	William B. Alverson	Hector J Nino	Colin Gravenor
Tom Winberry	Aron Smith	Daniel Stark	Steven Hebert	Lara Harfouche	Scott Zachary	Ivan Ruggles
Eric Dybbro	Mark Scialdone	Matthew Stocker	Corey Haag	Lannoy THIERRY	Mr Jeff WHYTE	Ryan Mathias Mendes
Martin Garcia	Andrew Plummer	Paul Curley	Elissa Oppenheim	Mikkel C. Simonsen	Megan Goldstein	Gregory Merlin
Brian Ponds	Doron Lee	Jose Manuel Villalaz	Albert Palacios	Constantine Patsimas	Jeffrey A Jones	June Evans
Joseph Agustin	Jose Antonio Garcia Perez	Jay Alan Smith	Tom Frank-Levy	Brian Randal Harradine	Martin Stebbings	Gregory Baker
Edgar Sandoval	Christopher N Otway	Greg Nacozy	Michael D'Amico	Troy Schneiter	La'kendrick Allen	Patrick Zane Pate
Lisa Hall	Muntaser Baddar	Girard Bertrand	Jeff Hillard	Michele E Vaughan	Mark Tyler Thomas	William Richardson
Charles Lee Johnson	Thomas Lambert	Alvaro Mojica	Pierre Clavens Jean MARIE	Chester Witham	Donald McGreevy	Alexa Denner
Angel Javier Carrasco	Piotr F Zaczynski	Daniel Osborn	David Paganini	Scott Urbanowski	Robert Engels	Katie Powers

Thank You!

From the misterb&b Team







Matthieu Jost
CEO

Francois de Landes de Saint Palais
COO

Marc Dedonder
CCO



Anissa Truchet
CMO
15+ years experience in online marketing from Editor, Agency and Advertiser sides, E-commerce expert



Jean Bourcereau
Board Member
Managing Partner at Ventech



Anthony Bazhuhin
CTO
Ruby on Rails Team Lead, Experienced Technical Lead / Project Manager



Anton Waitz
Board Member
General Partner at Project A Ventures.



Arnaud Houvet
Head of Operations
Experienced Accounting and Financial Administration Manager, Oversees accounting, administrative, HR

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Anton Waitz	VC @ Project A	2017
Marc Dedonder	CCO @ misterb&b	2014
Francois De Landes De Saint Palais d'Aussac	COO @ misterb&b	2014
Jean Bourcereau	VC @ Ventech	2017
Matthieu Jost	CEO @ misterb&b	2014

Officers

OFFICER	TITLE	JOINED
Marc Dedonder	CCO	2014
Francois De Landes De Saint Palais d'Aussac	COO	2014
Matthieu Jost	CEO	2014

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2015	$113,888		Section 4(a)(2)
04/2015	$1,073,337		Section 4(a)(2)
08/2015	$2,027,099		Section 4(a)(2)
01/2017	$1,139,500	Safe	Section 4(a)(2)
07/2019	$1,047,068		4(a)(6)
08/2019	$250,200		506(c)
10/2019	$106,841		Regulation D, Rule 506(c)
10/2019	$60,000		Regulation D, Rule 506(c)
11/2019	$55,000		Regulation D, Rule 506(c)
12/2019	$284,388		Regulation D, Rule 506(c)
12/2019	$200,000		Regulation D, Rule 506(c)
04/2020	$10,000		Regulation D, Rule 506(c)
04/2020	$100,000		Regulation D, Rule 506(c)
05/2020	$40,000		Regulation D, Rule 506(c)
05/2020	$480,000		Other
08/2020	$150,000		Other
03/2021	$44,475		Other
05/2021	$420,322		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/09/2019	$50,000	3.0%	10.0%	$40,000,000	04/09/2022
10/02/2019	$106,841	3.0%	10.0%	$40,000,000	10/02/2022
10/27/2019	$60,000	3.0%	10.0%	$40,000,000	10/28/2022
11/13/2019	$55,000	3.0%	10.0%	$40,000,000	11/13/2022
12/02/2019	$284,388	3.0%	10.0%	$40,000,000	12/02/2022
12/03/2019	$200,000	3.0%	10.0%	$40,000,000	12/03/2022
04/20/2020	$10,000	3.0%	20.0%	$40,000,000	04/19/2023
04/25/2020	$100,000	3.0%	20.0%	$40,000,000	04/24/2023
05/04/2020	$40,000	3.0%	20.0%	$40,000,000	05/03/2023

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
BNP	05/28/2020	$480,000	$480,000	0.25%	03/10/2025	Yes
SBA	08/27/2020	$150,000	$150,000	3.75%		Yes
PPP	03/03/2021	$44,475	$44,475	1.0%		Yes

Related Party Transactions

SFO84, Inc and it's wholly owned subsidiary Pinklab 360 have a related party loan due to them in the amount of $27,319. The loan was issued in 2015 to Appartlib, a shareholder in the Company. The loan has no specific maturity date, interest rate, or repayment terms, but is expected to be repaid as the Company becomes profitable.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common Stock	7,500,000	6,962,950	Yes
Class B Common Stock	30,000,000	2,038,386	Yes
Preferred Stock	17,166,191	16,223,582	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	2,370,814

Risks

Like all the travel industry, the company has been hit by the Covid19 pandemic with 95%

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology in order to continue growing our business.

The return of Covid19, lockdowns or a new epidemic can also be potential risks to the business

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

From time to time, the Companies may be involved in claims and legal actions arising in the ordinary course of business. The Companies are not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its combined financial condition or results of operations or cash flows.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

To increase revenues we must expand our userbase. To accomplish this, we must increase our visibility in the marketplace. Potential customer must be aware we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into customers or users. Any number of conditions could affect the success of our marketing effort, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

The company may face difficulties attracting customers which could undermine its operations and severely impact its ability to operate.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to

its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its

remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will

rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per share for Equity

to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- overall economic indicators, including gross domestic product, employment, inflation

and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SFO84, Inc

- Delaware Corporation
- Organized March 2014
- 30 employees

584 Castro Street
San Francisco CA 94114

https://www.misterbandb.com

Business Description

Refer to the misterb&b profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

misterb&b has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

delayed filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.